Issuer Free Writing Prospectus dated September 24, 2010

Filed Pursuant to Rule 433

Registration No. 333-164476

(Relating to Preliminary Prospectus Supplement dated September 23, 2010)

We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriters for this offering will arrange to send you the prospectus if you request it from Equity Syndicate Prospectus Department, Jefferies & Company, 520 Madison Avenue, 12th Floor, New York, NY, 10022, at 877-547-6340, and at Prospectus_Department@Jefferies.com. You may also access the preliminary prospectus supplement by clicking on the following link: http://www.sec.gov/Archives/edgar/data/819050/000119312510215509/d424b5.htm. The following information supplements and updates the information contained in the prospectus in the registration statement and the preliminary prospectus supplement.

Issuer	Vical Incorporated (NASDAQ: VICL)

Common stock offered by Vical

15,000,000 shares of common stock. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to an additional 2,250,000 shares of common stock to cover overallotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their overallotment option.

Upon completion of this offering, we will have 71,245,897 shares of common stock outstanding based on 56,245,897 shares of common stock outstanding as of August 31, 2010, which excludes as of that date:

•     5,400,130 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.29 per share;

•     768,068 shares of common stock issuable upon the settlement of outstanding restricted stock units; and

•     5,146,574 shares of common stock available for future grant under our amended and restated stock incentive plan.

Public offering price	$2.25 per share.

Net proceeds to Vical	We estimate that the net proceeds from the sale of the 15,000,000 shares of common stock that we are offering will be approximately $31.4 million, or approximately $36.2 million if the underwriters exercise in full their option to purchase 2,250,000 additional shares of common stock, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	September 24, 2010.

Closing date	September 29, 2010.

Dilution

Our net tangible book value as of June 30, 2010 was approximately $40.7 million, or $0.72 per share. After giving effect to the sale of 15,000,000 shares of our common stock in this offering at the public offering price of $2.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2010 would have been approximately $72.2 million, or $1.01 per share. This represents an immediate increase in net tangible book value of $0.29 per share to existing stockholders and immediate dilution in net tangible book value of $1.24 per share to investors purchasing our common stock in this offering at the public offering price.

If the underwriters exercise in full their option to purchase 2,250,000 additional shares of common stock at the public offering price of $2.25 per share, the as adjusted net tangible book value after this offering would be $1.08 per share, representing an increase in net tangible book value of $0.36 per share to existing stockholders and immediate dilution in net tangible book value of $1.17 per share to investors purchasing our common stock in this offering at the public offering price.

The above discussion is based on 56,237,378 shares outstanding as of June 30, 2010, and excludes as of that date:

•     5,503,013 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.26 per share;

•     807,336 shares of common stock issuable upon the settlement of outstanding restricted stock units; and

•     5,012,942 shares of common stock available for future grant under our amended and restated stock incentive plan.

Sole book-running manager	Jefferies & Company.

Co-lead manager	Stifel Nicolaus Weisel.

Co-manager	Canaccord Genuity.